UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC FILE NUMBER 000-22849

                                   FORM 12b-25
                                                        CUSIP NUMBER 682875 10 9

                           NOTIFICATION OF LATE FILING

      (Check one): ___ Form 10-K  ___ Form 20-F   ___ Form 11-K  [X] Form 10-Q
                   ___ Form N-SAR ___ Form N-CSR


         For Period Ended: December 31, 2004
         ___ Transition Report on Form 10-K
         ___ Transition Report on Form 20-F
         ___ Transition Report on Form 11-K
         ___ Transition Report on Form 10-Q
         ___ Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________

      Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           Onstream Media Corporation
                           --------------------------
                            Full Name of Registrant



                           -------------------------
                           Former Name if Applicable



                               1291 S.W. 29 Avenue
                               -------------------
           Address of Principal Executive Office (Street and Number)


                          Pompano Beach, Florida 33069
                          ----------------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[_X_] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the closing of certain financing transactions and the merger with Onstream Media Corporation ("Acquired Onstream") on December 23, 2004, the Form 10-QSB cannot be filed within the prescribed time period because additional time is required by the Registrant's management to finalize the necessary disclosure and financial information for the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Robert Tomlinson, CFO                    954                    917-6655
   ---------------------                    ---                    --------
         (Name)                         (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [_]

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the three months ended December 31, 2004 will reflect a net loss greater than the net loss for the three months ended December 31, 2003. The increased net loss primarily relates to increased non-cash expenses for interest and financing costs, non-cash executive severance costs and non-cash losses from Acquired Onstream, as well as decreased gains from vendor and other settlements. The completion of the accounting for the allocation of the Acquired Onstream purchase price is in process.

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                           Onstream Media Corporation
                           --------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     February 15, 2005                      By  /s/ Randy S. Selman
                                                    ----------------------------
                                                    Randy S. Selman,
                                                    Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).